UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Tabuchi Electric Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Diamond Electric Holdings Co., Ltd.
(Name of Person(s) Furnishing Form)

Ordinary Share
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Diamond Electric Holdings Co., Ltd. Attn: Masataka Irie, Director 1-15-27, Tsukamoto, Yodogawa-ku, Osaka, Japan +81-6-6302-8211
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number
99.1	Notice Concerning Share Exchange

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III - CONSENT TO SERVICE OF PROCESS

Diamond Electric Holdings Co., Ltd. submitted on May 28, 2019 to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 27, 2019.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masataka Irie
(Signature)

Masataka Irie, Director
(Name and Title)

September 10, 2019
(Date)

2